REMSLEEP HOLDINGS, INC.

14175 Icot Boulevard, Suite 300

Clearwater, Florida 33760

February 12, 2024

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Scott Anderegg

Re:	RemSleep Holdings, Inc. Registration Statement on Form S-1 File No. 333-276850

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RemSleep Holdings, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-276850) (the “Registration Statement”), be declared effective at 4:00 p.m. (Washington, D.C. time), on February 13, 2024, or as soon thereafter as practicable.

Please call Eric Newlan at (940) 367-6154 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Tom Wood
Tom Wood
Chief Executive Officer